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                                                   File No. 70-9169


                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D. C. 20549

                __________________________________

                          AMENDMENT NO. 3
                                TO
                             FORM U-1
                __________________________________


                            DECLARATION

                             under the

            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               * * *

               AMERICAN ELECTRIC POWER COMPANY, INC.
              1 Riverside Plaza, Columbus, Ohio 43215
        (Name of company or companies filing this statement
           and addresses of principal executive offices)

                               * * *

               AMERICAN ELECTRIC POWER COMPANY, INC.
              1 Riverside Plaza, Columbus, Ohio 43215
              (Name of top registered holding company
              parent of each applicant or declarant)

                               * * *

                  Susan Tomasky, General Counsel
            AMERICAN ELECTRIC POWER SERVICE CORPORATION
              1 Riverside Plaza Columbus, Ohio 43215



      American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public
Utility Holding Company Act of 1935, as amended (the "Act") hereby amends its Form U-1 Declaration in File No. 70-9169:

      1. By amending and restating the fourth paragraph of Item 1 as follows:
          "On January 28, 1998, the Board of Directors of AEP adopted a resolution approving an amendment to the restated certificate of incorporation to increase the number of authorized shares of AEP common stock. At the Annual Meeting of Shareholders of AEP held on May 27, 1998, holders of approximately 71% of all outstanding AEP common stock approved an amendment to the restated certificate of incorporation to increase the number of authorized shares of AEP common stock. The par value of each share of AEP common stock shall remain $6.50. At the Annual Meeting of Stockholders of CSW held on May 28, 1998, holders of approximately 82% of all outstanding CSW common stock approved the Merger."

      2.   By adding the following paragraphs to the end of Item 1:
           "Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ('EWG') or a foreign utility company ('FUCO'), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are currently satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein, thereby satisfying such provision and making Rule 53(c) inapplicable.
           Rule 53(a)(1). As of September 30, 1998, AEP, through its subsidiary, AEP Resources, Inc., had aggregate investment in FUCOs of $463,536,000. This investment represents approximately 28.0% of $1,654,505,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended September 30, 1998.
           Rule 53(a)(2). Each FUCO in which AEP invests will maintain books and records and make available the books and records required by Rule 53(a)(2).
           Rule 53(a)(3). No more than 2% of the employees of the Utility Subsidiaries (the seven electric utility subsidiaries in the AEP System are Appalachian Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company and Wheeling Power Company (collectively, the 'Utility Subsidiaries')) of AEP will, at any one time, directly or indirectly, render services to any FUCO.
           Rule 53(a)(4). AEP has submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's Utility Subsidiaries.
           Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding;
      (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,654,585,000) represented an increase of approximately $63,768,000 (or 4%) in the average consolidated retained earnings from the previous four quarterly periods ($1,590,817,000); and (iii) for the fiscal year ended December 31, 1997, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.
           AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the '100% Order') in File No. 70-9021.
      In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP System, nor would it have an adverse impact on any of the Utility Subsidiaries or their customers, or on the ability of state commissions to protect the Utility Subsidiaries or their customers. Since similar considerations are involved hereunder with respect to Rule 54, Applicant should not be required to make subsequent Rule 54 filings once AEP's aggregate investment in EWGs and FUCOs exceeds 50% of its consolidated retained earnings."

      3.   By adding the following exhibits under Item 6:
           Exhibit 5           Certificate of Amendment of the
                               Certificate of Incorporation of AEP
                               (providing for the increase in the
                               number of authorized shares)

           Exhibit F           Opinion of Counsel

                             SIGNATURE


      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                     AMERICAN ELECTRIC POWER COMPANY, INC.


                     By__/s/ A. A. Pena__________________
                             Treasurer


Dated:  December 10, 1998

                                                          Exhibit 5

                     CERTIFICATE OF AMENDMENT
                              OF THE
                   CERTIFICATE OF INCORPORATION
                                OF
               AMERICAN ELECTRIC POWER COMPANY, INC.
         Under Section 805 of the Business Corporation Law


      The undersigned, being respectively the Vice President and Secretary of American Electric Power Company, Inc., hereby certify that:

      1. The name of the corporation is AMERICAN ELECTRIC POWER COMPANY, INC. The name under which the corporation was formed is American Gas and Electric Company.

      2. The Department of State on February 18, 1925 filed the certificate of consolidation forming the corporation.

      3.(A)   The certificate of incorporation of the corporation,
as heretofore amended, is hereby amended pursuant to section 801(b)(7) of the Business Corporation Law, to effect an increase in the aggregate number of shares which the corporation shall have authority to issue from 300,000,000 shares of Common Stock, of the par value of $6.50 each, to 600,000,000 shares of Common Stock, of the par value of $6.50 each.

        (B) Paragraph 4.1 of the certificate of incorporation of the corporation, as heretofore amended, is hereby amended to read as follows:

      4.1 The aggregate number of shares which the corporation is authorized to issue is 600,000,000 shares of Common
      Stock, of the par value of $6.50 each.

      4. The manner in which this amendment to the certificate of incorporation of the corporation, as heretofore amended, was authorized was by the (i) unanimous affirmative vote of the Board of Directors of the corporation at its meeting duly called and held on the 28th day of January, 1998, a quorum being present, and (ii) affirmative vote of the holders of a majority of all outstanding shares entitled to vote thereon at the annual meeting of shareholders of the corporation duly called and held on the 27th day of May, 1998, a quorum being present.

         IN WITNESS WHEREOF, the undersigned have signed this certificate this ______ day of _________________, 199_, and do affirm the contents to be true under the penalties of perjury.


                                    _________________________
                                    Henry W. Fayne, Vice President

                                    _________________________
                                    Susan Tomasky, Secretary


                                                          Exhibit F

614/223-1648

Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

December 10, 1998

Re:  American Electric Power Company, Inc. ("AEP")
      SEC File No. 70-9169

Gentlemen:

In connection with the transactions proposed and described in the Application or Declaration on Form U-1 filed with this Commission by AEP in the captioned proceeding, to which this opinion is an exhibit, I wish to advise you as follows:

I am of the opinion that AEP is a corporation validly organized and duly existing under the laws of the state in which it was incorporated.

I am further of the opinion that, in the event that the proposed transactions are consummated in accordance with said Application or Declaration:

      (a) all state laws applicable to the proposed transactions will have been complied with; and

      (b) consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by AEP or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Application or Declaration, as amended.

Very truly yours,

/s/ Thomas G. Berkemeyer

Thomas G. Berkemeyer